EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	03/30/11
Item IDs	5.02
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	CHCO Form 8-K, NEO Base Salary Changes & Equity Awards
GRAPHIC	chcologo.jpg
	CHCO logo
8-K	submissionpdf.pdf
	Printable copy of CHCO Form 8-K, NEO Base Salary Changes & Equity Awards

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
March 30, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on March 30, 2011, the 2011 salary and equity compensation for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer. The schedule below indicates the 2011 salary for each of the Company's executive officers.

Name	Title	2010 Base Salary		2011 Base Salary	
Charles R. Hageboeck	President & CEO (Principal Executive Officer)	$	415,000	$	435,750
David L. Bumgarner	Senior Vice President, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	$	172,500	$	181,125
Craig G. Stilwell	Executive Vice President, Retail Banking	$	245,000	$	257,250
John A. DeRito	Executive Vice President, Commercial Banking	$	205,000	$	215,250
Michael T. Quinlan, Jr.	Senior Vice President, Branch Banking	$	160,000	$	168,000

Restricted Stock.

Restricted stock was awarded to certain of the executive officers. The recipients of the restricted stock awards may vote and receive dividends on the shares, whether vested or not, but may not sell the shares or use them for collateral for any borrowing unless and until they are vested. All of the restricted stock awards are of City Holding Company Common Stock, par value $2.50. The market price on the date of grant, March 30, 2011, was $35.09 per share.

Stock Options.

Stock options were awarded to certain of the executive officers. The exercise price of all options was the market price, $35.09, as of the date of grant, March 30, 2011. All of the options awarded are exerciseable for shares of City Holding Company Common Stock, par value $2.50 per share. The issuer made grants on similar terms in previous years although expiration dates and vesting periods varied.

The table below sets forth the number of shares of restricted stock and shares issuable upon the exercise of stock options awarded to each of the Company's executive officers:

Name	Stock Options Awarded (#)	Restricted Shares Awarded (#)
Charles R. Hageboeck	6,250	2,000
David L. Bumgarner	1,250	650
Craig G. Stilwell	3,000	1,000
John A. DeRito	3,000	1,000
Michael T. Quinlan, Jr.	1,250	650

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 31, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
   David L. Bumgarner
   Chief Financial Officer